Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Ordinary Shares, par value US$0.078 per share, of Jiuzi Holdings, Inc. shall be filed on behalf of the undersigned.

SCHONFELD STRATEGIC ADVISORS LLC

By: /s/ Hung Luc

Name: Hung Luc

Title: Chief Compliance Officer

SASSICAIA CAPITAL ADVISERS LLC

By: /s/ John Thurber

Name: John Thurber

Title: Chief Compliance Officer

Date: February 17, 2026